SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 9, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on December 9, 2004

Amsterdam, Munich, Toronto
December 9, 2004

ING CANADA CLOSES ACQUISITION OF ALLIANZ CANADA

ING Canada and Allianz Group today announced the closing of their previously announced definitive share purchase agreement for the acquisition by ING Canada of Allianz’s Canadian property and casualty (P&C) insurance operations.

Under the terms of the agreement, ING is acquiring Allianz of Canada Inc. and its subsidiaries Allianz Insurance Company of Canada, group insurer Trafalgar Insurance Company of Canada as well as Canada Brokerlink, a network of insurance brokerages operating in Ontario and Alberta. Allianz will however retain its Canadian industrial lines business, which is part of Allianz Global Risks (AGR). The purchase price amounts to CDN $370 million, which is expected to be financed partly through the proceeds of the planned initial public offering of ING Canada shares.

On a pro forma basis, as if the acquisition had occurred on January 1, 2004, ING Canada’s direct written premiums for the first nine months of 2004 would have amounted to CDN $3.152 billion with total assets as at September 30, 2004 of CDN $8.941 billion.

The Allianz acquisition with its portfolio of personal and small to medium commercial lines business is expected to reinforce ING’s position in its core businesses and expand its national presence.

ING Canada is the largest provider of property and casualty insurance in Canada based on direct premiums written in 2003. ING Canada’s principal insurance products are automobile, property and liability insurance, which it provides primarily to individuals and small to medium sized businesses through its insurance subsidiaries across Canada.

Allianz Group, with its head office in Munich, is present in over 70 countries, providing its customers worldwide with a comprehensive range of services in the areas of property and casualty insurance, life and health insurance, asset management and banking.

For more information

Gilles Gratton Corporate Communications ING Canada 416 217 7206 www.INGcanada.com Frank van der Voort Corporate Communications ING Group, Amsterdam +31 20 541 54 69 www.ing.com	Rhonda Lawson Corporate Communications Allianz Canada 416 227 7981 www.allianz.ca Dr Armin Guhl Group Communications Allianz AG, Munich +49.89.3800-2628 www.allianzgroup.com/news

ALLIANZ

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words ‘may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue’ and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

ING CANADA

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: December 9, 2004